

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2021

Michael Praeger
Chief Executive Officer
AvidXchange Holdings, Inc.
1210 AvidXchange Lane
Charlotte, NC 28206

> **Re:** **AvidXchange Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.16, 10.22 and 10.23**
> **Filed September 17, 2021**
> **File No. 333-259632**

Dear Mr. Praeger:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance